FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Commission File Number: 001-33178

MELCO PBL ENTERTAINMENT

(MACAU) LIMITED

Penthouse, 38th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

By:	/s/ Simon Dewhurst
Name:	Simon Dewhurst
Title:	Chief Financial Officer

Date: May 14, 2007

3

Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco PBL Entertainment Announces Date of Quarterly Earnings

Release and Conference Call with Investors

New York, May 10, 2007 – Melco PBL Entertainment (Macau) Limited (NASDAQ: MPEL) announced that the Company will file its quarterly results on Form 6-K with the U.S. Securities and Exchange Commission on Tuesday May 15, 2007, followed by a conference call on the same day at 10:00am ET (or 10:00pm Hong Kong Time, 12:00 midnight Sydney Time or 3:00pm GMT) to discuss the Company’s quarterly financial results for the three months ended March 31, 2007.

To join the conference call, please use the dial in details below:

US Toll Free Number:	1.866.277.1184
Hong Kong Toll Free Number:	3002.1672
Australia Toll Free Number	1.800.002.971
UK Toll Free Number:	00.800.280.02002
US Toll Number: (for international callers)	1.617.597.5360

Passcode:	MPEL

Audio webcast will be available and accessible on:

http://www.melco-pbl.com/eng/investorcontact.php

A replay of the call will be available on the same day at 12:00 noon ET (or May 16, 2007, 12:00 midnight Hong Kong Time or May 16, 2007, 2:00am Sydney Time or May 15, 2007, 5:00pm GMT) until May 29, 2007. To listen to the replay, please use the dial in details below:

US Toll Free Number:	1.888-286-8010
US Toll Number: (for international callers)	1.617-801-6888

Passcode:	93360333

About Melco PBL Entertainment (Macau) Limited

Melco PBL Entertainment (“MPEL”) is a developer, owner and through its subsidiary, Melco PBL Gaming (Macau) Limited (“MPBL Gaming”), an operator of casino gaming and entertainment casino resort facilities focused exclusively on the rapidly expanding Macau market. MPBL Gaming is one of six companies granted concessions or sub-concessions to operate casinos in Macau. MPEL’s development projects include Crown Macau, which will hold its Grand Opening on May 12, 2007, and the City of Dreams, the first phase of which is targeted to open in late 2008. Its existing business includes the Mocha Clubs, which feature a total of approximately 1,000 gaming machines in six locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. MPEL has also entered into an agreement, subject to certain conditions, to acquire a third development site on the Macau peninsula. For more information about MPEL, please visit http://www.melco-pbl.com.

4

MPEL has strong support from both of its founding shareholders, Melco International Development Limited (“Melco”) and Publishing & Broadcasting Limited (“PBL”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned by Mr. Lawrence Ho, who is also a Co-Chairman and the CEO of MPEL. PBL is a top-20 company listed on the Australian Stock Exchange and led by Executive Chairman James Packer, who is also a Co-Chairman of MPEL.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Melco PBL Entertainment may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Melco PBL Entertainment’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; finalization of credit facilities to finance construction of projects; the completion of the construction of our hotel casino resort projects; our acquisition and development of the Macau Peninsula site; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; the formal grant of a land concession for the City of Dreams site on terms that are acceptable to us and obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site; the formal grant of an occupancy permit for the City of Dreams; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our registration statement on Form F-1 (as may be updated by our annual report on Form 20-F) and other documents filed with the Securities and Exchange Commission. Melco PBL Entertainment does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of May 10, 2007, and Melco PBL Entertainment undertakes no duty to update such information, except as required under applicable law.

For further information, please contact:

Betty Ho Vice President – Corporate Finance Tel: (852) 2598 3673 Email: bettyho@melco-pbl.com	Ann Mangold Hill & Knowlton (New York) Tel: 212 885 0518 Email: ann.mangold@hillandknowlton.com

Helen Lam Hill & Knowlton (Hong Kong) Tel: (852) 2894 6204 Email: helen.lam@hillandknowlton.com.hk

5